Exhibit 99.1

April 9, 2013

ChinaCache International Holdings Ltd. Announces Fourth Quarter and Full Fiscal Year 2012 Financial Results

2012 net revenues increased 31.6% to RMB813.7 million
Full-year gross profit increased 36.9% to RMB254.3 million

BEIJING, April 9, 2013 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed, and consolidated financial results for the fourth quarter and full fiscal year ended December 31, 2012.

Highlights for the Fourth Quarter of 2012

•             Net revenues in the fourth quarter were RMB225.0 million (US$36.1 million), representing a 7.6% increase from the previous quarter and a 25.3% increase year-over-year.

•             Gross profit in the fourth quarter was RMB67.6 million (US$10.9 million), down 1.0% from the previous quarter and up 27.1% year-over-year.

•             Adjusted EBITDA (non-GAAP) in the fourth quarter was negative RMB5.9 million (US$0.9 million), a 124.9% decrease from the prior quarter and a 130.3% decrease year-over-year.

•             Net loss from continuing operations in the fourth quarter was RMB26.7 million (US$4.3 million), compared to a net income from continuing operations of RMB2.9 million in the third quarter of 2012 and a net loss from continuing operations of RMB11.4 million in the corresponding period in 2011.

•             Adjusted net loss (non-GAAP) was RMB19.9 million (US$3.2 million) in the fourth quarter, compared to adjusted net income of RMB8.2 million in the third quarter and an adjusted net loss of RMB3.5 million in the corresponding period in 2011.

Highlights for the Full Year 2012

•             Net revenues in 2012 were RMB813.7 million (US$130.6 million), representing a 31.6% increase from the previous year.

•             Gross profit in 2012 was RMB254.3 million (US$40.8 million), up 36.9% from 2011.

•             Adjusted EBITDA (non-GAAP) in 2012 was RMB69.1 million (US$11.1million), a 34.9% decrease from the previous year.

•             Net loss from continuing operations in 2012 was RMB17.0 million (US$2.7 million), compared to a net loss from continuing operations of RMB11.5 million in 2011.

•             Adjusted net income (non-GAAP) was RMB3.4 million (US$0.5 million) in 2012, compared to an adjusted net income of RMB28.1 million in 2011.

“We continued to ramp our business throughout 2012. We achieved strong year-over-year growth in both revenue and gross profit, and grew our customer base more than 63%. Our bottom-line performance in the fourth quarter was impacted by accruals for bad debt provision of RMB17.1 million. We believe that by taking this charge in the fourth quarter, we will be able to help stabilize our business in the future by bringing our accounts receivables down to a more prudent level and reducing our exposure to bad debt risk,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “In the second half of 2012, we began transitioning our customer acquisition strategy to more effectively target high-quality, long-term customers for whom we can be a value-added service provider. We have now re-aligned our sales efforts to concentrate on specific verticals, which we believe will support our growth and continued leadership in China’s CDN and Internet services market.”

“Looking ahead, we plan to leverage our technological leadership to expand our Content-aware Network Services. This unique offering combines our best-in-class CDN platform with cloud infrastructure, security, data analytics and other value-added services to create a comprehensive suite of services for our clients in the Internet, enterprise and e-commerce, telecom and mobile communications markets. We are confident that this technology-driven, industry-focused approach will best position ChinaCache for sustainable growth over the long-term, and are excited about the opportunities ahead of us.”

Fourth Quarter 2012 Financial Results

Net revenues for the fourth quarter 2012 were RMB225.0 million (US$36.1 million), representing a 7.6% increase from the third quarter of 2012 and a 25.3% increase from the corresponding period in 2011. Net revenue growth was primarily driven by the Internet and software vertical.

Cost of revenues for the fourth quarter increased by 11.7% quarter-over-quarter and 24.5% year-over-year to RMB157.4 million (US$25.3 million). Gross margin was 30.1%, compared to 32.6% in the previous quarter and 29.6% in the corresponding period in 2011. Non-GAAP gross margin, which excludes share-based compensation and depreciation and amortization expenses, was 35.1%, compared to 38.7% in the third quarter and 39.2% in the corresponding period in 2011.

Sales and marketing expenses for the fourth quarter increased by 26.9% from the previous quarter to RMB27.4 million (US$4.4 million) and increased by 23.0% year-over-year, reaching 12.2% of net revenues. The increase in sales and marketing expenses was primarily attributable to increased personnel expenses and expenses related to marketing activities.

General and administrative expenses for the fourth quarter increased by 94.3% over the previous quarter to RMB43.2 million (US$6.9 million) and increased by 149.1% year-over-year, reaching 19.2% of net revenues. The increase in general and administrative expenses was primarily attributable to RMB17.1 million in accruals for bad debt provision.

Research and development expenses for the fourth quarter increased by 12.3% over the previous quarter to RMB20.9 million (US$3.4 million) and increased by 55.7% year-over-year, reaching 9.3% of net revenues. This increase was related to increased development efforts for the Company’s enterprise and mobile offerings.

Operating loss was RMB23.8 million (US$3.8 million) in the fourth quarter of 2012, compared to an operating profit of RMB5.9 million in the previous quarter and an operating profit of RMB0.2 million in the corresponding period in 2011. Non-GAAP operating loss, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB20.8 million (US$3.3 million), compared with a non-GAAP operating profit of RMB9.8 million in the third quarter and a non-GAAP operating profit of RMB6.5 million in the corresponding period in 2011. Such results reflect the Company’s investments in its long-term growth initiatives.

Income tax benefit was RMB0.3 million (US$0.0 million) in the fourth quarter of 2012, compared to an income tax expense of RMB1.2 million in the third quarter of 2012 and an income tax expense of RMB 5.7 million in the corresponding period in 2011.

Net loss was RMB26.7 million (US$4.3 million) in the fourth quarter of 2012, compared to net income of RMB2.9 million in the third quarter of 2012 and a net income of RMB19.5 million in the corresponding period in 2011. Basic and diluted loss per American depositary share (“ADS’) for the fourth quarter of 2012 was RMB1.17 (US$0.19) and RMB1.17 (US$0.19), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as income from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was negative RMB19.9 million (US$3.2 million), compared to adjusted net income of RMB8.2 million in the third quarter of 2012 and an adjusted net income of negative RMB3.5 million in the corresponding period in 2011. Non-GAAP basic and diluted loss per ADS for the fourth quarter of 2012 amounted to RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange loss or gain and post-acquisition settlement consideration, was negative RMB5.9 million (US$0.9 million) compared to an adjusted EBITDA of RMB23.6 million in the third quarter of 2012 and RMB19.4 million in the corresponding period in 2011.

Capital Resources

As of December 31, 2012, the Company had cash and cash equivalents of RMB317.1 million (US$50.9 million). In addition, the Company had an available-for-sale investment amounting to RMB82.3 million (US$13.2 million) in an RMB denominated short term fixed income fund which is presented as non-current assets. Capital expenditures for the fourth quarter of 2012 were RMB16.0 million (US$2.6 million).

Share Repurchases

In May 2012, the Company’s Board authorized a share repurchase program to repurchase up to US$10 million of the Company’s ADSs from May 2012 to May 2013 through open market transactions or in block trades.

As of April 5, 2013, the Company had repurchased a total of 319,827 ADSs for approximately US$1.5 million at an average price of US$4.65 per ADS under this buyback program on the open market. The Company currently has approximately 22.8 million ADSs outstanding.

Full Year 2012 Financial Results

For the full year ended December 31, 2012, net revenues were RMB813.7 million (US$130.6 million), representing a 31.6% increase from the previous year. Gross profit in 2012 was RMB254.3 million (US$40.8 million), up 36.9% from 2011. Adjusted EBITDA (non-GAAP) in 2012 was RMB69.1 million (US$11.1 million), a 34.9% decrease from the previous year. Net loss in 2012 was RMB17.0 million (US$2.7 million), compared to net income of RMB20.5 million in 2011. Adjusted net income (nonGAAP) was RMB3.4 million (US$0.5 million) in 2012, compared to RMB28.1 million in 2011.

Outlook for the Company’s First Quarter of 2013

ChinaCache currently expects to generate total net revenues ranging from RMB225 million (US$36.1 million) to RMB230 million (US$36.9 million) for the first quarter of 2013, representing up to approximately 2.2% increase from the fourth quarter of 2012, and approximately a 23.6% to 26.4% increase year-over-year. This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 8:00 PM Eastern Daylight Time on April 9, 2013, which corresponds to 8:00 AM Beijing time on April 10, 2013.

The dial-in details for the live conference call are as follows:

•    U.S. dial-in number: +1 (646) 254-3515

•    Hong Kong dial-in number: +852 3051-2745

•    International dial-in number: +65 6723-9385

•    China dial-in number: 400-1200-654

•    Conference ID: 2991-7614

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.chinacache.com.

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until April 16, 2013 by dialing:

•    U.S. dial-in number: +1 (855) 452-5696

•    International dial-in number: +61 (2) 8199-0299

•    China dial-in number: 400-1200-932

•    Conference ID: 2991-7614

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post-acquisition settlement consideration.

The Company defines adjusted net income as income (loss) from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as income (loss) from continuing operations before interest expense, interest income, income tax expense, penalties on uncertain tax positions, and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expenses, foreign exchange loss or gain, and post-acquisition settlement consideration that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•             Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•             They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•             They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•             They do not reflect income taxes or the cash requirements for any tax payments;

•             Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•             While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•             Other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2301 as of December 31, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2013 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES

Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of Dec 31	As of Sept 30	As of Dec 31	As of Dec 31
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	392,535	274,142	317,137	50,904
Accounts receivable, net	156,215	276,262	230,199	36,949
Prepaid expenses and other current assets	23,412	17,975	31,240	5,014
Deferred tax assets	5,845	7,912	13,626	2187
Amounts due from a related party	—	8,640	8,640	1,387
Total current assets	578,007	584,931	600,842	96,441
Non-current assets
Property & equipment, net	154,903	178,332	179,239	28,770
Acquired intangible assets, net	—	2,573	3,368	541
Long term investment	9,136	13,136	15,136	2,429
Available-for-sale investments	99,280	100,337	82,292	13,209
Deferred tax assets	2,750	2,934	6,166	990
Long-term deposits	2,932	3,847	13,847	2,223
Total non-current assets	269,001	301,159	300,048	48,162

Total Assets	847,008	886,090	900,890	144,603

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT)
Current Liabilities
Accounts payable	59,618	83,076	107,443	17,246
Accrued employee benefits	30,478	28,571	36,084	5,792
Accrued expenses and other payables	61,565	62,117	57,773	9,273
Income tax payable	16,150	16,074	22,537	3,617
Liabilities for uncertain tax positions	6,193	6,238	11,786	1,892
Dividend payable	130	—	—	—
Amounts due to related parties	18	18	18	3
Deferred government grants			3,360	539
Current portion of capital lease obligations	5,347	—	—	—
Total current liabilities	179,499	196,094	239,001	38,362

Total Liabilities	179,499	196,094	239,001	38,362
Total Shareholders’ Equity	667,509	689,996	661,889	106,241

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	847,008	886,090	900,890	144,603

Condensed Consolidated Statements of Operations
(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2011	Sept 30, 2012	Dec 31, 2012	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2012
	RMB (Audited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)

Net revenues	179,610	209,202	225,019	36,118	618,422	813,732	130,613
Cost of revenues	(126,375)	(140,929)	(157,372)	(25,260)	(432,736)	(559,460)	(89,800)

Gross profit	53,235	68,273	67,647	10,858	185,686	254,272	40,813
Sales & marketing expenses	(22,249)	(21,567)	(27,376)	(4,394)	(72,040)	(87,597)	(14,060)
General & administrative expenses	(17,353)	(22,250)	(43,225)	(6,938)	(57,308)	(106,115)	(17,033)
Research & development expenses	(13,392)	(18,575)	(20,856)	(3,348)	(40,952)	(68,523)	(10,999)
Post-acquisition settlement consideration	—	—	—	—	(7,158)	—	—

Operating income/(loss)	241	5,881	(23,810)	(3,822)	8,228	(7,963)	(1,279)
Interest income	619	243	309	50	2,233	1,844	296
Interest expense	(460)	(209)	(575)	(92)	(1,254)	(1,340)	(215)
Other expense, net	(5,241)	(443)	(1,867)	(300)	(5,165)	(1,758)	(282)
Foreign exchange loss	(826)	(1,423)	(994)	(160)	(4,411)	(1,481)	(238)

(Loss)/Income from continuing operations before income tax (expense)/benefit	(5,667)	4,049	(26,937)	(4,324)	(369)	(10,698)	(1,718)
Income tax (expense)/benefit	(5,734)	(1,187)	266	43	(11,145)	(6,293)	(1,010)

(Loss)/income from continuing operations	(11,401)	2,862	(26,671)	(4,281)	(11,514)	(16,991)	(2,728)

Discontinued operations
Income from operations of discontinued component Jnet	30,931	—	—	—	31,977	—	—

Income from discontinued operation	30,931	—	—	—	31,977	—	—
Net income/(loss) attributable to ordinary shareholders	19,530	2,862	(26,671)	(4,281)	20,463	(16,991)	(2,728)

Foreign currency translation	326	81	77	12	785	29	5
Unrealized gain from available-for-sale investments	277	382	311	50	81	1,370	220

Total other comprehensive income, net of tax	603	463	388	62	866	1,399	225

Comprehensive income/(loss)	20,133	3,325	(26,283)	(4,219)	21,329	(15,592)	(2,503)

Earnings/(loss) per ordinary share:
(Loss)/income from continuing operations	(0.03)	0.01	(0.07)	(0.01)	(0.03)	(0.05)	(0.01)
Income from discontinued operations	0.08	0.00	0.00	0.00	0.08	0.00	0.00
Basic	0.05	0.01	(0.07)	(0.01)	0.05	(0.05)	(0.01)

(Loss)/income from continuing operations	(0.03)	0.01	(0.07)	(0.01)	(0.03)	(0.05)	(0.01)
Income/(loss) from discontinued operations	0.08	0.00	0.00	0.00	0.08	0.00	0.00
Diluted	0.05	0.01	(0.07)	(0.01)	0.05	(0.05)	(0.01)

Earnings/(loss) per ADS:
(Loss)/income from continuing operations	(0.49)	0.13	(1.17)	(0.19)	(0.48)	(0.75)	(0.12)
Income/(loss) from discontinued operations	1.34	0.00	0.00	0.00	1.28	0.00	0.00
Basic	0.85	0.13	(1.17)	(0.19)	0.80	(0.75)	(0.12)

(Loss)/income from continuing operations	(0.49)	0.12	(1.17)	(0.19)	(0.48)	(0.75)	(0.12)
Income/(loss) from discontinued operations	1.34	0.00	0.00	0.00	1.28	0.00	0.00
Diluted	0.85	0.12	(1.17)	(0.19)	0.80	(0.75)	(0.12)

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	370,512,795	364,104,587	363,282,183	363,282,183	381,984,517	363,780,875	363,780,875
Diluted	370,512,795	370,237,748	363,282,183	363,282,183	381,984,517	363,780,875	363,780,875

Supplementary Financial Data
(amounts in thousands, except for percentages)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	102,052	118,374	137,313	22,040	341,844	468,783	75,245
Depreciation of network equipment and amortization of acquired intangible assets	16,002	11,963	10,880	1,746	63,854	51,911	8,332
Payroll and other compensation costs of network operations personnel	5,668	6,745	7,673	1,232	17,837	25,427	4,081
Other cost of revenues	2,653	3,847	1,506	242	9,201	13,339	2,142
Total cost of revenues	126,375	140,929	157,372	25,260	432,736	559,460	89,800

Allocation of share-based compensation expenses:
Cost of revenues	1,129	698	545	87	4,047	2,896	465
Sales and marketing expenses	2,698	1,669	1,300	209	9,669	6,917	1,110
General and administrative expenses	1,267	777	605	97	8,968	3,219	517
Research and development expenses	1,192	737	574	92	4,272	3,056	491
Total share-based compensation expenses	6,286	3,881	3,024	485	26,956	16,088	2,583

Depreciation and amortization expenses:
Cost of revenues	16,002	11,963	10,880	1,746	63,854	51,911	8,332
Sales and marketing expenses	228	312	262	42	855	712	114
General and administrative expenses	475	282	414	66	1,073	1,171	188
Research and development expenses	598	1,674	2,464	395	2,099	6,096	978
Total depreciation and amortization expenses	17,303	14,231	14,020	2,249	67,881	59,890	9,612

Capital expenditures, related to additions of property and equipment	17,661	31,316	15,977	2,564	56,661	88,741	14,244
As a percentage of net revenues	9.8%	15.0%	7.1%	7.1%	9.2%	10.9%	10.9%

Supplementary Operating Metrics
(Unaudited)

													For the Twelve
	For the Three Months Ended												Months ended
	Mar	Jun	Sept	Dec	Mar	Jun	Sept	Dec	Mar	Jun	Sept	Dec	Dec	Dec	Dec
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,	31,	31,	31,
	2010	2010	2010	2010	2011	2011	2011	2011	2012	2012	2012	2012	2010	2011	2012

Revenues breakdown by industry verticals

Internet and software	30%	26%	23%	20%	21%	23%	20%	20%	20%	20%	20%	21%	22%	22%	20%
Mobile internet	16%	15%	18%	21%	19%	16%	17%	17%	17%	18%	18%	17%	20%	17%	18%
Media and entertainment	24%	29%	29%	30%	31%	31%	33%	33%	32%	30%	29%	30%	29%	31%	30%
Enterprises and e- commerce	25%	26%	27%	25%	26%	27%	26%	26%	27%	28%	29%	29%	25%	26%	28%
Government agencies	5%	4%	3%	4%	3%	3%	4%	4%	4%	4%	4%	3%	4%	4%	4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	35%	32%	33%	37%	37%	33%	32%	32%	24%	29%	22%	27%	34%	32%	26%

Number of active customers	319	418	454	504	569	617	683	775	895	1,013	1,138	1,265	504	775	1,265

Number of employees at period end	245	289	319	345	408	442	506	557	690	751	758	900	345	557	900

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures
(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)
(Unaudited)

	For the Three Months Ended			For the Twelve Months Ended
	Dec 31, 2011	Sept 30, 2012	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012
	RMB	RMB	RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, and post acquisition settlement consideration

Net (loss)/income	(11,401)	2,862	(26,671)	(11,514)	(16,991)
Depreciation	17,265	14,231	14,020	67,345	59,890
Amortization	38	—	—	536	—
Interest expense	460	209	575	1,254	1,340
Interest income	(619)	(243)	(309)	(2,233)	(1,844)
Income tax expense/(benefit)	5,734	1,187	(266)	11,145	6,293
Share-based compensation	6,286	3,881	3,024	26,956	16,088
Foreign exchange loss	826	1,423	994	4,411	1,481
Penalties on uncertain tax positions	767	—	2,775	1,076	2,797
Post-acquisition settlement consideration	—	—	—	7,158	—
Adjusted EBITDA	19,356	23,550	(5,858)	106,134	69,054
Margin%	10.8%	11.3%	(2.6)%	17.2%	8.5%
QoQ growth	(37.7)%	(3.3)%	(124.9)%	n/a	n/a
YoY growth	(31.8)%	(24.2)%	(130.3)%	(0.3)%	(34.9)%

Adjusted net income — defined as net income before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post acquisition settlement consideration

Net (loss)/income	(11,401)	2,862	(26,671)	(11,514)	(16,991)
Share-based compensation	6,286	3,881	3,024	26,956	16,088
Foreign exchange loss	826	1,423	994	4,411	1,481
Penalties on uncertain tax positions	767	—	2,775	1,076	2,797
Post-acquisition settlement consideration	—	—	—	7,158	—
Adjusted net (loss)/income	(3,522)	8,166	(19,878)	28,087	3,375
Margin%	(2.0)%	3.9%	(8.8)%	4.5%	0.4%
QoQ growth	(132.1)%	32.3%	(343.4)%	n/a	n/a
YoY growth	(121.3)%	(25.5)%	(464.5)%	(53.5)%	(88.0)%

	For the Three Months Ended			For the Twelve Months Ended
	Dec 31,		Dec 31,	Dec 31,	Dec 31,
	2011	Sep 30, 2012	2012	2011	2012
Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	53,235	68,273	67,647	185,686	254,272
Plus: depreciation and amortization	16,002	11,963	10,880	63,854	51,911
Plus: Share-based compensation	1,129	698	545	4,047	2,896
Non-GAAP gross profit	70,366	80,934	79,072	253,587	309,079
Margin%	39.2%	38.7%	35.1%	41.0%	38.0%
QoQ growth	5.9%	4.7%	(2.3)%	n/a	n/a
YoY growth	31.8%	21.8%	12.4%	36.3%	21.9%

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	22,249	21,567	27,376	72,040	87,597
Minus: Share-based compensation	(2,698)	(1,669)	(1,300)	(9,669)	(6,917)
Non-GAAP sales & marketing expenses	19,551	19,898	26,076	62,371	80,680
% of net revenues	10.9%	9.5%	11.6%	10.1%	9.9%
QoQ growth	22.9%	15.8%	31.0%	n/a	n/a
YoY growth	21.0%	25.1%	33.4%	35.6%	29.4%

General & administrative expenses	17,353	22,250	43,225	57,308	106,115
Minus: Share-based compensation	(1,267)	(777)	(605)	(8,968)	(3,219)
Non-GAAP general & administrative expenses	16,086	21,473	42,620	48,340	102,896
% of net revenues	9.0%	10.3%	18.9%	7.8%	12.6%
QoQ growth	36.9%	(6.8)%	98.5%	n/a	n/a
YoY growth	101.2%	82.8%	165.0%	107.2%	112.9%

Research & development expenses	13,392	18,575	20,856	40,952	68,523
Minus: Share-based compensation	(1,192)	(737)	(574)	(4,272)	(3,056)
Non-GAAP research & development expenses	12,200	17,838	20,282	36,680	65,467
% of net revenues	6.8%	8.5%	9.0%	5.9%	8.0%
QoQ growth	27.3%	23.6%	13.7%	n/a	n/a
YoY growth	99.9%	86.1%	66.2%	119.5%	78.5%

Non-GAAP operating profit/(loss) — defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration
Operating profit/(loss)	241	5,881	(23,810)	8,228	(7,963)
Plus: Share-based compensation	6,286	3,881	3,024	26,956	16,088
Plus: Post acquisition settlement consideration	—	—	—	7,158	—
Non-GAAP operating profit/(loss)	6,527	9,762	(20,786)	42,342	8,125
Margin%	3.6%	4.7%	(9.2)%	6.8%	1.0%
QoQ growth	(48.8)%	22.8%	(312.9)%	n/a	n/a
YoY growth	(24.6)%	(23.5)%	(418.4)%	(5.7)%	(80.8)%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income divided by weighted average number of ordinary shares

Adjusted net (loss)/income	(3,522)	8,166	(19,878)	28,087	3,375
Weighted average number of ordinary shares used in earnings per share computation:
Basic	370,512,795	364,104,587	363,282,183	381,984,517	363,780,875
Diluted	370,512,795	370,237,748	363,282,183	401,795,348	370,014,807
(Loss)/earnings per ordinary share:
Basic	(0.01)	0.02	(0.05)	0.07	0.01
Diluted	(0.01)	0.02	(0.05)	0.07	0.01
(Loss)/earnings per ADS:
Basic	(0.15)	0.36	(0.88)	1.18	0.15
Diluted	(0.15)	0.35	(0.88)	1.12	0.15

CONTACT: For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5305

Email: ir@chinacache.com

Mr. Lee Roth

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

Source: ChinaCache International Holdings Ltd.

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